Filed by Circle Acquisition Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Circle Internet Financial Limited

Concord Acquisition Corp

(Commission File No. 001-39770)

Press Contact:

Circle Communications

Email: press-us@circle.com

Circle Names Accounting Executive Danita Ostling to Board of Directors and Chair of Audit Committee

BOSTON, October 21, 2021 /PRNewswire/ -- Circle, a global financial technology firm that provides internet-native payments and treasury infrastructure, is pleased to announce the appointment of Danita Ostling to its board of directors. Ms. Ostling brings decades of accounting, auditing and risk management experience to Circle, where she will chair the board’s audit committee.

Ms. Ostling was most recently a partner and senior leader at Ernst & Young (EY), a global professional services firm, serving a broad spectrum of publicly traded and privately held clients. She retired from EY in June following more than 40 years of distinguished service and leadership. Ms. Ostling has deep experience working with large global organizations and high-growth start-ups on complex issues in accounting, auditing, risk, regulatory and securities registrations, including initial public offerings.

“We are thrilled to welcome Danita to Circle,” said Jeremy Allaire, CEO and Co-founder of Circle. "She's a tremendously accomplished global leader who brings to Circle’s board remarkable expertise in accounting, auditing and risk management. Danita will be a great asset to Circle and our leadership team as we continue our journey to become a public company, grow our business and better serve our customers.”

Ms. Ostling’s career with EY spanned 32 years and included serving as Professional Practice Director for the company’s US East Region. In that role, she was responsible for consultations on accounting and auditing matters as well as risk management for the regional assurance practice. Previously, Ms. Ostling held various other roles within EY, including eight years in London as the Deputy Director Global Assurance Professional Practice -- Accounting. In addition to her work at EY, Ms. Ostling also held various roles at both the Financial Accounting Standards Board and Citigroup.

Ms. Ostling serves on the board of trustees and audit committee of Save the Children, US, in addition to other civic and professional involvement. She holds a B.S. in accounting from the University of Arkansas at Little Rock.

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Important Information and Where to Find It

In connection with the proposed transaction between Circle Internet Financial Limited (“Circle”) and Concord Acquisition Corp (“Concord”), Circle Acquisition Public Limited Company (the “Company”) has filed a Registration Statement on Form S-4 with the SEC, which includes a proxy statement of Concord in connection with Concord’s solicitation of proxies for the vote by Concord’s shareholders with respect to the proposed transaction and a prospectus of Circle. Concord also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement and the proxy statement/prospectus, each which have not yet become effective and the information contained therein is subject to change, together with all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Circle and Concord through the website maintained by the SEC at www.sec.gov or by directing a request to: Concord Acquisition Corp, 477 Madison Avenue, 22nd Floor, New York, NY 10022.

Participants in the Solicitation

Concord, Circle and the Company and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Concord is set forth in Concord’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on May 20, 2021. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This document includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Circle’s intention to become a public company, grow Circle’s business and better serve Circle’s customers. These statements are based on various assumptions and on the current expectations of Concord’s and Circle’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Concord and Circle. These forward looking statements are subject to a number of risks and uncertainties, including general economic, political and business conditions; applicable taxes, inflation, interest rates and the regulatory environment in which Circle operates; the outcome of legal proceedings or other disputes to which Circle, Concord and/or the Company is or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Concord, Circle and the Company presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Concord’s and Circle’s expectations, plans or forecasts of future events and views as of the date of this communication. Concord and Circle anticipate that subsequent events and developments will cause their assessments to change. However, while Concord and Circle may elect to update these forward-looking statements at some point in the future, Concord and Circle specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Concord’s or Circle’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Circle

Circle is a global financial technology firm that enables businesses of all sizes to harness the power of digital currencies and public blockchains for payments, commerce and financial applications worldwide. Circle is the principal operator of USD Coin (USDC), which has become the fastest growing, regulated, fully reserved dollar digital currency. USDC in circulation is greater than $30 billion and has supported over $1 trillion in on-chain transactions. Today, Circle's transactional services, business accounts, and platform APIs are giving rise to a new generation of financial services and commerce applications that hold the promise of raising global economic prosperity for all through programmable internet commerce. Additionally, Circle operates SeedInvest, one of the largest equity crowdfunding platforms in the U.S., which is a registered broker dealer. Learn more at https://circle.com